Exhibit 11.2

Noah Holdings Limited

Statement of PolicIES

Governing Material non-public Information and

The Prevention of InsideR Trading

(Adopted by the Board of Directors of Noah Holdings Limited on May 21, 2024 and

became effective on August 22, 2024)

This Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (this “Statement”) applies to all directors, officers, employees and consultants of Noah Holdings Limited and its subsidiaries and consolidated affiliated entities (collectively, the “Company”) and extends to all activities within and outside an individual’s duties at the Company.

Every director, officer, employee and consultant of the Company must review this Statement, and when requested by the Company, must execute and return the Certificate of Compliance attached hereto within seven (7) calendar days after receiving the request.

The previous Management Rules for the Company’s Material Non-Public Information and the Policy of Against Insider Trading (JTHG1202200301) shall be repealed at the same time of the publication of this Statement. This Statement shall be interpreted and revised by International Legal Department.

This Statement consists of four sections: Section I provides an overview; Section II sets forth the Company’s policies prohibiting insider trading; Section III explains insider trading; and Section IV explains the prohibition of market misconduct in Hong Kong.

I.

SUMMARY

Preventing insider trading is necessary to comply with U.S. and Hong Kong securities laws, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) to preserve the reputation and integrity of the Company as well as that of all persons (including the connected persons as defined in the Hong Kong Listing Rules) affiliated with it. “Insider trading” occurs when any person deals in, including purchases and sells, a security or interest in a security while in possession of inside information relating to the security. As explained in Section III below, “inside information” is information which is about the Company and its shareholder(s) and officer (s) or its listed securities or derivatives and considered to be both “material” and “non-public.”

The Company considers strict compliance with the policies set forth in this Statement (collectively, the “Policy”) to be a matter of utmost importance. Violation of the Policy could cause extreme reputational damage and possible legal liability to you and the Company. Knowing or willful violations of the letter or spirit of the Policy will be grounds for immediate dismissal from the Company. Violation of the Policy might expose the violator to severe criminal penalties as well as civil liability to any person harmed by the violation. The monetary damages resulting from a violation could far exceed the profits gained by the violator, not to mention the attorney’s fees incurred by those who have been harmed.

If you have any questions about this Statement, please consult the Company’s chief financial officer (the “Chief Financial Officer”) directly.

II.

POLICIES PROHIBITING INSIDER TRADING

For purposes of this Statement, the terms “dealing,” “purchase” and “sell” of securities include any acquisition, disposal or transfer of, or offer to acquire, dispose of or transfer, or creation of pledge, charge or any other security interest in, any securities of the Company or any entity whose assets solely or substantially comprise securities of the Company, and the grant, acceptance, acquisition, disposal, transfer, exercise or discharge of options (whether call, put or both) or other right or obligation, present or future, conditional or unconditional, to acquire, dispose of or transfer securities, or any interest in securities, of the Company. The Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold ordinary shares or American Depositary Shares (“ADSs”) subject to an option or other award to satisfy tax withholding requirements.

Notwithstanding the definition in the paragraph above, the following dealings are not subject to the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules (the “Model Code”):

(i) taking up of entitlements under a rights issue, bonus issue, capitalization issue or other offer made by the Company to holders of its securities (including an offer of shares in lieu of a cash dividend) but, for the avoidance of doubt, applying for excess shares in a rights issue or applying for shares in excess of an assured allotment in an open offer is a “dealing”;

(ii) allowing entitlements to lapse under a rights issue or other offer made by the Company to holders of its securities (including an offer of shares in lieu of a cash dividend);

(iii) undertakings to accept, or the acceptance of, a general offer for shares in the Company made to shareholders other than those that are concert parties (as defined under The Codes on Takeovers and Mergers and Share Buy-backs) of the offeror;

(iv) exercise of share options or warrants or acceptance of an offer for shares pursuant to an agreement entered into with the Company before a period during which dealing is prohibited under the Model Code at the pre-determined exercise price, being a fixed monetary amount determined at the time of grant of the share option or warrant or acceptance of an offer for shares;

(v) an acquisition of qualification shares where, under the Company’s constitutional documents, the final date for acquiring such shares falls within a period when dealing is prohibited under the Model Code and such shares cannot be acquired at another time;

(vi) dealing where the beneficial interest or interests in the relevant security of the Company do not change;

(vii) dealing where a shareholder places out his existing shares in a “top-up” placing where the number of new shares subscribed by him pursuant to an irrevocable, binding obligation equals the number of existing shares placed out and the subscription price (after expenses) is the same as the price at which the existing shares were placed out;

(viii) dealing where the beneficial ownership is transferred from another party by operation of law; and

(ix) acceptance or vesting of shares pursuant to the terms of share awards granted by the Company before a period during which dealing is prohibited under this code at the purchase price, if any, fixed at the time of grant of the awards.

For the purpose of the Model Code, the grant to a director of an option to subscribe or purchase his company’s securities shall be regarded as a dealing by him/her, if the price at which such option may be exercised is fixed at the time of such grant. If, however, an option is granted to a director on terms whereby the price at which such option may be exercised is to be fixed at the time of exercise, the dealing is to be regarded as taking place at the time of exercise.

A.No Trading – No director, officer, employee or consultant may purchase or sell any ADSs, ordinary shares or other securities of the Company or enter into a binding security trading plan in compliance with Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (a “Trading Plan”) while in possession of material non-public information relating to the Company or its ADSs, ordinary shares or other securities (the “Material Information”).

In the event that the Material Information possessed by you relates to the ADSs, ordinary shares or other Company securities, the above policy will require waiting for at least forty-eight (48) hours after public disclosure of the Material Information by the Company, which forty-eight (48) hours must include in all events at least one full Trading Day on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) following the public disclosure. The term “Trading Day” is defined, (i) in relation to the New York Stock Exchange, as a day on which the New York Stock Exchange is open for trading, and (ii) in relation to the Hong Kong Stock Exchange, as a day on which the Hong Kong Stock Exchange is open for trading. Except for public holidays in the United States and Hong Kong (as the case may be), the New York Stock Exchange’s regular trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday, and the Hong Kong Stock Exchange’s regular trading hours are from 9:30 a.m. to 12:00 noon and 1:00 p.m. to 4.00 p.m., Hong Kong time, Monday through Friday.

In addition, no director, officer, employee or consultant may purchase or sell any Company security or enter into a Trading Plan, without the prior clearance by the Chief Financial Officer, during any period designated as a “limited trading period” by the Company, regardless of whether the director, officer, employee or consultant possesses any Material Information.

For reference, the limited trading period shall include any day on which the Company’s financial results are published and:

(i) during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(ii) during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

If there is a delay in the publication of the Company’s results, the limited trading period shall include the delayed period until publication of the results. The Chief Financial Officer may, in his/her discretion, announce a limited trading period at an appropriate time without giving any reason for such announcement. Under the Hong Kong Listing Rules, the Company shall notify the Hong Kong Stock Exchange in advance of the period when directors are prohibited from dealing in securities in accordance with foregoing rule.

Furthermore, all transactions in Company securities (including without limitation, acquisitions and dispositions of the ADSs, the sale of ordinary shares issued upon exercise of share options and the execution of a Trading Plan, but excluding the acceptance of options granted by the Company and the exercise of options that does not involve the sale of securities) by directors, officers and key employees designated by the Company from time to time must be pre-approved by the Chief Financial Officer.

Please see Section III below for an explanation of the Material Information.

B.Trading Window – Assuming none of the “no trading” restrictions set forth in Section II-A above applies, no director, officer, employee or consultant may purchase or sell any security of the Company or enter into a Trading Plan other than during a Trading Window.

A “Trading Window” is the period in any fiscal quarter of the Company commencing at the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the prior year, half-year or quarter, as applicable, and ending on March 31, June 30, September 30 or December 31, as the case may be.

In other words,

(1) beginning on January 1 of each year, no director, officer, employee or consultant may purchase or sell any security of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal year ended on December 31 of the prior year;

(2) beginning on July 1 of each year, no director, officer, employee or consultant may purchase or sell any security of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter and six months ended on June 30 of that year; and

(3) beginning on April 1 and October 1 of each year, no director, officer, employee or consultant may purchase or sell any security of the Company or enter into a Trading Plan until the close of business on the second Trading Day following the date of the Company’s public disclosure of its financial results for the fiscal quarter ended on March 31 and September 30 of that year, respectively.

If the Company’s public disclosure of its financial results for the prior period occurs on a Trading Day more than four hours before the New York Stock Exchange or the Hong Kong Stock Exchange closes (as appropriate), then the date of disclosure is considered to be the first Trading Day of the New York Stock Exchange or the Hong Kong Stock Exchange (as the case may be) following the public disclosure.

The International Legal Department will remind all directors, officers, employees and consultants by email before the beginning and the end of the above “No Trading” restriction period. All directors, officers, employees and consultants are obliged to pay attention to such email notification and strictly follow the timeline of the email to trade in securities.

For reference, a director and any other person required by Model Code, Appendix C3 to the Hong Kong Listing Rules, must not deal in any Company’s securities on any day on which the Company’s financial results are published and:

(i) during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(ii) during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results, unless the circumstances are exceptional, for example, where a pressing financial commitment has to be met as described in section C of the Model Code. In any event, the director must comply with the notification procedure in Sub-Section C below. (the “Hong Kong Blackout Period”)

Please note that trading in Company securities during the Trading Window is not a “safe harbor,” and all directors, officers, employees and consultants must strictly comply with all the policies set forth in this Statement.

Notwithstanding the foregoing, securities trading under an existing Trading Plan in accordance with the Rules and applicable laws are not subject to the provisions of Sub-Sections A and B above.

When in doubt, do not trade! Check with the Chief Financial Officer first.

C.Notification – A director and any other person required by Model Code must not deal in any Company’s securities without first notifying in writing the chairman or a director (otherwise than himself) designated by the board for the specific purpose and receiving a dated written acknowledgment. In his/her own case, the chairman/chairwoman must first notify the board at a board meeting, or alternatively notify a director (otherwise than himself/herself) designated by the board for the purpose and receive a dated written acknowledgment before any dealing. The designated director must not deal in any Company’s securities without first notifying the chairman and receiving a dated written acknowledgment. In each case,

(a) a response to a request for clearance to deal must be given to the relevant director within five business days of the request being made; and

(b) the clearance to deal in accordance with (a) above must be valid for no longer than five business days of clearance being received.

Note: For the avoidance of doubt, the restriction under Sub-Section A of this Statement applies if inside information develops following the grant of clearance.

A written record should be maintained by the Company that the appropriate notification was given and acknowledged pursuant to this Sub-Section C, and for the director concerned to have received written confirmation to that effect.

D.No Tipping – No director, officer, employee or consultant may directly or indirectly disclose any Material Information to anyone who trades in securities (so-called “tipping”), regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

E.Confidentiality – No director, officer, employee or consultant may communicate any Material Information to anyone outside the Company under any circumstances unless approved by the Chief Financial Officer in advance, or to anyone within the Company other than on a need-to-know basis.

F.Short-term and Speculative Trade – Any director, officer, employee or consultant engaging in short-term trading or speculative trading in the Company’s securities is considered against the Company’s Policy. Accordingly, no director, officer, employee or consultant may engage in (a) short-term trading (defined as selling Company securities within six months of purchase); (b) shorting Company stock (selling Company securities that do not belong to any director, officer, employee or consultant); (c) trading involving public trade of options or other derivatives, such as trading in put options or call options on Company securities; and (d) hedging transactions. In addition, if a director, officer, employee or consultant fails to buy back a position in a timely manner or defaults on a loan, the securities in the margin account or pledged as collateral may be sold without the consent of such person, and as a result, a margin execution or foreclosure may result in illegal insider trading. Because of this risk, any director, officer, employee or consultant shall exercise with caution when placing the Company’s securities in a margin account or when using the Company’s securities as collateral for a loan.

G.No Comment – No director, officer, employee or consultant may discuss any internal matters or developments of the Company with anyone outside of the Company, except as required in the performance of regular corporate duties. Unless you are expressly authorized to the contrary, if you receive any inquiries about the Company or its securities by the financial press, investment analysts or others, or any requests for comments or interviews, you are required to decline comment and direct the inquiry or request to the Company’s Investor Relationship Department.

H.Corrective Action – If you become aware that any potential Material Information has been or may have been inadvertently disclosed, you must notify the Chief Financial Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted.

I.Reporting – An employee who becomes aware of any violation or possible violation of the relevant provisions hereof shall report to the working group of Moral Compliance Committee in a timely manner according to the Company’s Complaint Management Measures through the following means: the complainant may report on an anonymous or named basis; reporting channels include reporting in person or via letter or e-mail, etc.

Report Email: ***

Address: No. 1226 South Shenbin Road, Minhang District, Shanghai

Zip Code: 201107

J.Rule 10b5-1 Trading Plans – Rule 10b5-1 provides an affirmative defense against insider trading liability under U.S. securities laws. A person subject to this Policy can rely on this defense and trade in the Company’s securities, if the transaction occurs pursuant to a pre-arranged written Trading Plan that was entered into when the person was not in possession of material non-public information and that complies with the requirements of Rule 10b5-1. Notwithstanding the foregoing, (i) a director and any other person required by the Model Code must not trade in the Company’s securities during the Hong Kong Blackout Period; and (ii) the defense under Rule 10b5-1 should not conflict with the insider dealing provisions contained in the SFO as set out in Section IV below.

Anyone subject to this Policy who wishes to enter into a Trading Plan must submit the Trading Plan to the Chief Financial Officer for approval at least seven (7) business days prior to the planned entry into the Trading Plan. Trading Plans may not be adopted by a person when he or she is in possession of material non-public information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once a Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date(s) of the trade(s). You may amend or replace a Trading Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Trading Plan to the Chief Financial Officer for approval prior to adoption. You must provide notice to the Chief Financial Officer prior to terminating a Trading Plan. You should understand that a modification or termination of a Trading Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

III.

EXPLANATION OF INSIDER TRADING

As noted above, “insider trading” refers to the purchase or sale of a security while in possession of “material” “non-public” information relating to the security. “Securities” include not only stocks, bonds, notes and debentures, but also options, warrants and similar instruments (including the ADSs trading on the New York Stock Exchange and the ordinary shares trading on the Hong Kong Stock Exchange). “Purchase” and “sale” are defined broadly under the U.S. federal securities law. “Purchase” includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. “Sale” includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions including conventional cash-for-stock transactions, the grant and exercise of stock options and acquisitions and exercises of warrants or puts, calls or other options related to a security. It is generally understood that insider trading includes the following:

●	trading by insiders while in possession of material non-public information;
●	trading by persons other than insiders while in possession of material non-public information where the information either was given in breach of an insider’s fiduciary duty to keep it confidential or was misappropriated; and
●	communicating or tipping material non-public information to others, including recommending the purchase or sale of a security while in possession of material non-public information.

As noted above, for purposes of this Statement, the terms “purchase” and “sell” of securities exclude the acceptance of options granted by the Company and the exercise of options that do not involve the sale of securities. Among other things, the cashless exercise of options does involve the sale of securities and therefore is subject to the policies set forth in this Statement.

What Facts are Material?

The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the fact is likely to have a significant effect on the market price of the securities. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity.

Examples of material information include (but are not limited to) information concerning:

●	dividends;

●	corporate earnings or earnings forecasts, or changes to previously released earnings announcements or guidance;
●	changes in financial condition or asset value;
●	negotiations for the mergers or acquisitions or dispositions of significant subsidiaries or assets;
●	negotiations for material business alliance and collaboration arrangements;
●	significant new contracts or the loss of a significant contract;
●	significant new products or services;
●	significant marketing plans or changes in these plans;
●	capital investment plans or changes in these plans;
●	material litigation, administrative action or governmental investigations or inquiries about the Company or any of its subsidiaries, officers or directors;
●	significant borrowings or financings;
●	defaults on borrowings;
●	new equity or debt offerings;
●	adoption of repurchase plans or amendment of existing repurchase plans;
●	significant personnel changes;
●	a cybersecurity incident or risk that may adversely impact the Company’s business, reputation or share value;
●	changes in accounting methods and write-offs; and
●	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

A good general rule of thumb: when in doubt, do not trade.

What is Non-public?

Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Bloomberg, Associated Press, PR Newswire or United Press International, or filings with the Securities and Exchange Commission or publications on the website of the Hong Kong Stock Exchange. Circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination.

In addition, even after a public announcement, a reasonable period of time must lapse for the market to react to the information. Generally, one should allow approximately forty-eight (48) hours following publication as a reasonable waiting period before the information is deemed to be public.

Who is an Insider?

“Insiders” include directors, officers, employees and consultants of a company and anyone else who has material inside information about a company. Insiders have independent fiduciary duties to their company and its shareholders not to trade on material non-public information relating to the company’s securities. All directors, officers, employees and consultants of the Company are considered insiders with respect to material non-public information about business, activities and securities of the Company. Directors, officers, employees and consultants may not trade the Company’s securities while in possession of material non-public information relating to the Company or tip (or communicate except on a need-to-know basis) the information to others.

It should be noted that trading by members of a director’s, officer’s, employee’s or consultant’s household can be the responsibility of the director, officer, employee or consultant under certain circumstances and could give rise to legal and Company-imposed sanctions.

Trading by Persons Other than Insiders

Insiders may be liable for communicating or tipping material non-public information to a third party (a “tippee”), and insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material non-public information tipped to them or individuals who trade on material non-public information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material non-public information tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

Penalties for Engaging in Insider Trading

Penalties for trading on or tipping material non-public information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in unlawful conduct and their employers. The Securities and Exchange Commission and the Department of Justice in the United States have made the civil and criminal prosecution of insider trading violations a top priority. The Securities and Futures Commission (“SFC”) in Hong Kong also regularly prosecutes individuals for insider trading. Enforcement remedies available to the government or private plaintiffs under the federal securities laws include:

●	administrative sanctions;
●	securities industry self-regulatory organization sanctions;
●	civil injunctions;
●	damage awards to private plaintiffs;

●	disgorgement of all profits;
●	civil fines for the violator of up to three times the amount of profit gained or loss avoided;
●	civil fines for the employer or other controlling person of a violator (i.e., where the violator is an employee or other controlled person) of up to the greater of approximately US$2,500,000 or three times the amount of profit gained or loss avoided by the violator;
●	criminal fines for individual violators of up to US$5,000,000 (US$25,000,000 for an entity); and
●	jail sentences of up to 20 years.

In addition, persons involved in insider trading could face serious sanctions by the Company, including immediate dismissal. Insider trading violations are not limited to violations of the U.S. federal securities laws: other U.S. federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO), also may be violated upon the occurrence of insider trading.

Material Non-public Information Regarding Other Companies

This Policy and the guidelines described herein also apply to material non-public information relating to other companies, including the Company’s customers, vendors and suppliers (“Business Partners”), particularly when that information is obtained in the course of employment with, or other services performed by, or on behalf of, the Company. Civil and criminal penalties, and discipline, including termination of employment for cause, may result from trading on material non-public information regarding the Company’s Business Partners. Each individual should treat material non-public information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

Individual Responsibility

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by the person whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in the Company’s securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material non-public information as if the transactions were for your own account.

IV.

PROHIBITION OF MARKET MISCONDUCT IN HONG KONG

Market misconduct prohibited by the SFO includes insider dealing, false trading, price rigging, stock market manipulation, disclosure of information about prohibited transactions, and disclosure of false and misleading information inducing transactions. Market misconduct may result in civil action or criminal prosecution, but a party in breach will not be penalized repeatedly for the same act.

Insider Dealing

Insider dealing provisions contained in the SFO (primarily Section 270 of the SFO) prohibit any person in connection with the Company who is in possession of the relevant information from dealing in or procuring other persons to deal in the securities of the Company. Further, these persons are prohibited from disclosing the relevant information to other persons who may trade in the securities of the Company.

The relevant principles of insider dealing and inside information are largely similar to principles of non-public information (as set out above); please note that the Company is not exempt from the market misconduct and insider dealing provisions of the SFO. For further details, please refer to the SFO and the Guidelines on Disclosure of Inside Information issued by the SFC.

Section 307A(1) of the SFO defines “inside information” in relation to a listed corporation. The three key elements in the concept of inside information are:

(a) the information about the particular corporation must be specific;

(b) the information must not be generally known to that segment of the market which deals or which would likely deal in the corporation’s securities; and

(c) the information would, if so known, be likely to have a material effect on the price of the corporation’s securities.

“Insider dealing” is when any person connected with the Company holds the relevant information (being inside information, as described above) in relation to the Company deals in the listed securities or derivatives of the Company (or in the listed securities or derivatives of a related corporation of the Company) or counsels or procures another person to deal in such securities or derivatives, knowing or having reasonable cause to believe that such other persons will deal in them.

In particular, Sections 270 and 291 of the SFO set out certain occasions and offences of insider dealing. Insider dealing in relation to a listed corporation takes place when:

●	Person with inside information deals in shares of a corporation with which he is connected – Sections 270(1)(a) and 291(1)(a)
●	Bidder of take-over offer (being inside information) deals in shares of target – Sections 270(1)(b) and 291(2)
●	Person connected with a corporation discloses inside information about that corporation – Sections 270(1)(c) and 291(3)
●	Bidder of take-over offer leaks take-over information – Sections 270(1)(d) and 291(4)

●	Recipient of inside information from a person connected with a corporation deals in shares of that corporation – Sections 271(1)(e) and 291(5)
●	Recipient of inside information about a take-over deals in shares of the target – Sections 270(1)(f) and 291(6)
●	Person with inside information facilitates or discloses such information to facilitate dealing on an overseas market – Sections 270(2) and 291(7)

False Trading

False trading occurs when:

1.

a person, in Hong Kong or elsewhere, does anything or causes anything to be done, with the intention that, or being reckless as to whether, it creates, or is likely to create, a false or misleading appearance:

(a)	of active trading in securities or futures contracts traded on an exchange or through an Automatic Trading System (“ATS”) in Hong Kong; or
(b)

with respect to the market for, or the price of, securities or futures contracts traded on an exchange or through an ATS in Hong Kong. Such conduct by a person in Hong Kong which has a similar effect on securities or futures traded on an overseas market may also amount to false trading.

2.

a person, in Hong Kong or elsewhere, is involved, directly or indirectly, in one or more transactions (whether or not any of them is a dealing in securities or futures) with the intention that, or being reckless as to whether, they create or maintain, or are likely to create or maintain, an artificial price for securities or futures contracts traded on an exchange or through an ATS in Hong Kong.

Again, the same conduct but by a person in Hong Kong which has a similar effect on securities or futures traded on an overseas market may also constitute false trading.

It is not necessary for the transaction or transactions concerned to be in securities or futures. These provisions therefore prohibit a range of conduct that occurs off a market that affects prices on a securities or futures market, most importantly cross-market manipulation (i.e., conduct in one market which has a manipulative effect in another market) and cornering (i.e., monopolizing or restricting supply of an asset so as to manipulate its price).

Where the offense in question involves conduct in Hong Kong which affects securities or futures traded on an overseas market, the prosecution must prove that such conduct is also unlawful in the country in which the market is situated (Sections 282(3) and 306(3)). The same applies to price rigging and stock market manipulation where the conduct in question takes place in Hong Kong but affects securities or futures traded on an overseas market.

Price Rigging

Price rigging occurs when a person in Hong Kong or elsewhere:

1.

engages, directly or indirectly, in a wash sale of securities which has the effect of maintaining, increasing, reducing, stabilizing, or causing fluctuations in, the price of securities traded on an exchange or through an ATS in Hong Kong; or

2.

engages, directly or indirectly, in any fictitious or artificial transaction or device with the intention that, or being reckless as to whether, it has the effect of maintaining, increasing, reducing, stabilizing, or causing fluctuations in, the price of securities, or the price for dealings in futures contracts, that are traded on an exchange or through an ATS in Hong Kong.

The same conduct by a person in Hong Kong which affects securities (or, in the case of paragraph 2, securities or futures contracts) traded on an overseas market will also constitute price rigging if such conduct is unlawful in the country in which the relevant market is situated.

A person will have a defense in relation to paragraph 1 above (and also where the conduct is in Hong Kong and affects securities traded on an overseas market) if he can establish that the purposes for which the securities were sold or purchased did not include the purpose of creating a false or misleading appearance with respect to the price of securities (Sections 275(4) and 296(5)).

Stock Market Manipulation

These provisions relate only to transactions in securities.

Stock market manipulation occurs when, in Hong Kong or elsewhere, a person enters into or carries out, directly or indirectly, two or more transactions in securities of a corporation that by themselves or in conjunction with any other transaction:

1.

increase, or are likely to increase, the price of any securities traded on an exchange or through an ATS in Hong Kong, with the intention of inducing another to purchase or subscribe for, or to refrain from selling, securities of the corporation or those of a related corporation;

2.

reduce, or are likely to reduce, the price of any securities traded on an exchange or through an ATS in Hong Kong, with the intention of inducing another to sell, or to refrain from purchasing, securities of the corporation or those of a related corporation;

3.

maintain or stabilize, or are likely to maintain or stabilize, the price of any securities traded on an exchange or through an ATS in Hong Kong, with the intention of inducing another to sell, purchase or subscribe for, securities of the corporation or those of a related corporation, or to refrain from so doing.

The same conduct in Hong Kong which affects securities traded on an overseas market will also amount to stock market manipulation if the same conduct is unlawful in the country in which the relevant market is situated.

Disclosure of Information About Prohibited Transactions

Disclosure of information about prohibited transactions occurs when a person discloses, circulates or disseminates, or authorizes or is concerned in the disclosure, circulation or dissemination of, information to the effect that the price of securities of a corporation, or the price for dealings in futures contracts, that are traded on an exchange or through an ATS in Hong Kong, will be affected or is likely to be affected by a prohibited transaction (i.e., any conduct or transaction which constitutes market misconduct or contravenes Part XIV of the SFO) relating to either the corporation or a related corporation or futures contracts if he, or an associate of his:

1.	has entered into, directly or indirectly, the prohibited transaction; or
2.	has received, or expects to receive, directly or indirectly, a benefit as a result of the disclosure, circulation or dissemination of the information.

These provisions aim to prevent persons involved in market misconduct, their associates or those they have recruited for reward from spreading information about the effect that market misconduct is going to have on the price of a security or futures contract. Those involved in market misconduct may seek to increase their profits by spreading such rumors hoping that ordinary investors will be encouraged to buy or sell, so pushing the price of the securities or futures further in the direction that those involved in the market misconduct intend.

It is a defense if a person can establish that:

1.	the benefit which he or his associate received, or expected to receive, was not from a person involved in the prohibited transaction or an associate of his; or
2.

the benefit which he or his associate received, or expected to receive, was from a person involved in the prohibited transaction or an associate of his, but up to (and including) the time of the disclosure, circulation or dissemination of the information, he acted in good faith.

These defenses are intended to cover persons such as journalists and research analysts who may innocently report market misconduct and its effect on prices and innocently receive a benefit for such conduct.

Disclosure of False or Misleading Information Inducing Transactions

Disclosure of false or misleading information inducing transactions occurs when, in Hong Kong or elsewhere, a person discloses, circulates or disseminates, or authorizes or is concerned in the disclosure, circulation or dissemination of, information that is likely:

1.	to induce another person to subscribe for securities, or deal in futures contracts, in Hong Kong;
2.	to induce the sale or purchase in Hong Kong of securities by another person; or
3.	to maintain, increase, reduce or stabilize the price of securities, or the price for dealing in futures contracts, in Hong Kong,

if:

1.	the information is false or misleading as to a material fact or through the omission of a material fact; and
2.

the person knows that, or is reckless or for civil market misconduct only, negligent as to whether, the information is false or misleading as to a material fact or through the omission of a material fact.

Defenses are available for those who unwittingly disseminate false or misleading information in the course of their business, which involves disseminating information received from others and who are not in a position to check the accuracy of that information. In summary, these defenses are for:

1.	persons operating a “conduit” style business of issuing or reproducing information supplied by others, such as publishers and printers;
2.

persons whose business involves electronically providing access to third-party information, where the information is wholly devised by another person, for example, those operating internet websites providing access to third-party information; and

3.	broadcasters of information devised wholly by another.

These defenses may only be relied upon if the person did not know that the information was materially false or misleading at the time of disclosure. They are narrowly drafted and will only be available in very specific circumstances. In particular, they are only available where the information has been devised entirely by someone else and the defendant and his officers and employees did not in any way modify or exercise control over the information. In the case of paragraph 2, it must also be made clear that those re-transmitting the information have not devised it, and do not take responsibility for or endorse its accuracy.

These provisions have significant implications for issuers of securities (whether listed or unlisted) and their advisers. While it must be the case that the information is likely to have an effect (i.e., induce a dealing in, or affect the price of, securities or futures contracts) in Hong Kong, the disclosure of information may occur anywhere. Further, it is not necessary for the information disclosed to in fact have such an effect. It is sufficient if the information is likely to have that effect. Given that negligence as to whether the information is materially false or misleading is sufficient to establish civil liability (and recklessness may establish criminal liability), these provisions are of considerable significance for roadshows, research analysts and the imparting of information to potential investors generally.

Section 279 of the SFO imposes a duty on all officers of a corporation to take reasonable measures to ensure that proper safeguards exist to prevent the corporation from acting in a way which would result in the corporation perpetrating any market misconduct. Under Section 258 of the SFO, where a corporation has been identified as having been engaged in market misconduct and the market misconduct is directly or indirectly attributable to a breach by any person as an officer of the corporation of the duty imposed on him under section 279, the Market Misconduct

Tribunal of Hong Kong may make one or more of the orders in respect of that person even if that person has not been identified as having engaged in market misconduct himself.

CERTIFICATION OF COMPLIANCE

TO:	Chief Financial Officer

FROM:

RE:	STATEMENT OF POLICIES OF NOAH HOLDINGS LIMITED GOVERNING MATERIAL NON-PUBLIC INFORMATION AND THE PREVENTION OF INSIDER TRADING

I have received, reviewed, and understand the policies set forth in the above-referenced Statement of Policies (such policies, as from time to time amended, the “Policies”) and hereby undertake, as a condition to my present and continued employment at or association with NOAH HOLDINGS LIMITED or any of its subsidiaries or consolidated affiliated entities, to comply fully with the Policies.

I hereby certify that I have adhered to the Policies during the time period that I have been employed by or associated with NOAH HOLDINGS LIMITED or any of its subsidiaries or consolidated affiliated entities.

I agree to adhere to the Policies in the future.

Signature:
Name:
ID Card Number:
Title:
Date: